

June 18, 2013

Via E-mail
Mr. W. Pierce Carson
President
Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110

> **Re:** **Santa Fe Gold Corporation**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed May 29, 2013**
> **File No. 001-12974**

Dear Mr. Carson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment 2 of our letter dated May 13, 2013. We note your response, but it is unclear how your purported intention to include "compensation related disclosure" in a potential future filing and your subsequent "corrective action" in response to our comments led you to conclude that your disclosure controls and procedures were effective as of June 30, 2012. In this regard we note your March 22, 2013 response that the failure to include the voting proposals required by Rule 14a-21 was an "inadvertent oversight" and that you appear to have been unaware of your obligations for several years preceding our March 1, 2013 comment letter. Please amend your Form 10-K to disclose how you concluded that your disclosure controls and procedures were effective as of June 30, 2012 despite your failure to include the voting proposals required by Rule 14a-21. Please also amend your discussion of disclosure controls and procedures in your Form 10-Q filed May 10, 2013 to describe the "changes

to improve and enhance controls" that led you to conclude that your disclosure controls and procedures were effective as of the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director